ASCEND ACQUISITION CORP.
435 Devon Park Drive, Bldg. 700
Wayne, PA 19087

January 13, 2010

VIA EDGAR

Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ascend Acquisition Corp. (the "Company")
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File No. 000-51840

Dear Mr. Cascio:

This letter responds to the comment made in your comments letter dated December 29, 2009 with respect to the filing referenced above (the “Filing”).

Form 10-K for the fiscal year ended December 31, 2008

Exhibit 31

1.
We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

RESPONSE:  An amendment to the Form 10-K is being filed to address your comment.

In connection with responding to your comment, the Company hereby acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing:

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know what other action we need to take with respect to the Filing.  Thank you for your attention to this matter.  We look forward to hearing from you.

Very truly yours,

ASCEND ACQUISITION CORP.

By:	/s/ Don K. Rice
Don K. Rice
Chief Executive Officer